TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports Q4 and Fiscal 2023 Financial and Operating Results

Provides 2024 Production Guidance of 660,000 to 750,000 Ounces of Gold

All financial figures are in US dollars, unless otherwise indicated.

February 21, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") has released its audited consolidated financial and operating results and related management's discussion and analysis for the fourth quarter and fiscal year ended December 31, 2023. The Company will host a conference call and live webcast to discuss the results at 7:30am PT (10:30am ET) on Thursday, February 22, 2024. Dial-in and login details are provided later in this news release.

Greg Smith, President and CEO of Equinox Gold, commented: "Equinox Gold finished 2023 with its strongest quarter of production at the lowest cash costs for the year, bringing full-year production to 564,458 ounces of gold at all-in sustaining costs of $1,622 per ounce. Greenstone was a significant focus during 2023. After 2.5 years, construction was substantially complete at year end, which is a huge accomplishment for the team. The focus at Greenstone has shifted now to hot commissioning and operations ramp up with first gold on schedule for the first half of 2024.

"Looking forward, we expect to produce between 660,000 to 750,000 ounces of gold in 2024 with cash costs of $1,340 to $1,445 per ounce and all-in sustaining costs of $1,630 to $1,740 per ounce. We started 2024 with $360 million in total liquidity which, along with cash flow from our operating mines and marketable investments currently worth about $100 million, leaves us well funded to achieve our 2024 objectives and advance Greenstone to commercial production."

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

Operational

• Produced 154,960 ounces of gold

• Sold 149,861 ounces of gold at an average realized gold price of $1,983 per oz

• Total cash costs of $1,330 per oz and all-in sustaining costs ("AISC") of $1,657 per oz(1)

• Three lost-time injuries and a total recordable injury frequency rate (TRIFR)(2) of 1.35 for the Quarter

• Significant environmental incident frequency rate (SEIFR)(2) of 0.00 for the Quarter

Earnings

• Income from mine operations of $38.6 million

• Net income of $3.9 million or $0.01 per share (basic)

• Adjusted net income of $2.4 million or $0.01 per share(1)

Financial

• Cash flow from operations before changes in non-cash working capital of $168.2 million, which includes $75.6 million in proceeds from gold prepay arrangements ($125.9 million after changes in non-cash working capital)

• Adjusted EBITDA of $95.3 million(1)

• Sustaining expenditures of $44.5 million and non-sustaining expenditures of $99.2 million

• Received $75.0 million on closing of the gold purchase and sale arrangement ("Sandbox Arrangement")

______________________

(1) Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EBITDA, adjusted EPS, sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Financial (cont.)

• Issued 5.0 million common shares under the at-the-market equity program ("ATM Program") at an average share price of $5.01 per common share for total gross proceeds of $24.9 million

• In November and December, entered into gold collar contracts with an average put strike price of $1,980 per ounce and an average call strike price of $2,198 per ounce, for 11,332 ounces per month beginning January 2024 through to June 2024

• In October, repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes

Construction, Development and Exploration

• Advanced Greenstone construction with the following achieved:

- Completed more than 5.9 million hours project-to-date with one lost-time injury; 12-month rolling average TRIFR of 2.39

- Tailings facility permitted and ready for use

- Hot commissioning of crushing circuit and ore storage dome complete

- Wet commissioning underway in the ball mills, high-pressure grinding rolls, thickener and leach tanks

- Approximately 1 million tonnes of ore stockpiled for startup

- Spent $74 million (Equinox Gold's 60% share) during the Quarter

- On track to pour gold in H1 2024

RECENT DEVELOPMENTS

• Provided 2024 production and cost guidance of 660,000 to 750,000 ounces of gold at cash costs of $1,340 to $1,445 per oz and AISC of $1,630 to $1,740 per oz(1)

• Provided 2024 sustaining and non-sustaining expenditure guidance of $424 million

- $212 million of sustaining expenditures, of which $196 million is sustaining capital expenditures(1)

- $213 million of non-sustaining expenditures, of which $205 million is non-sustaining capital expenditures

- Non-sustaining capital expenditures includes $95 million to advance Greenstone through to commercial production

• Since January 1, 2024, the Company has issued 5.0 million common shares under the ATM Program at an average share price of $4.56 per common share for total gross proceeds of $22.9 million

FULL-YEAR 2023 HIGHLIGHTS

Operational

• Achieved 2023 production guidance, with 564,458 ounces of gold produced

• Sold 559,481 ounces of gold at an average realized gold price of $1,941 per oz

• Beat 2023 cash costs guidance, with cash costs of $1,350 per oz(1)

• Achieved 2023 AISC guidance, with AISC of $1,612 per oz(1)

• Seven lost-time injuries, one fatality; four sites had no lost-time injuries

• Achieved a total recordable injury frequency rate(2) of 1.47, a 31% improvement compared to 2022

Earnings

• Income from mine operations of $109.0 million

• Net income of $28.9 million or $0.09 per share

• Adjusted net income of $21.7 million(1) or $0.07 per share(1)

Financial

• Cash flow from operations before changes in non-cash working capital of $527.5 million, which includes $225.0 million in proceeds from gold prepay arrangements ($358.5 million after changes in non-cash working capital)

• Adjusted EBITDA of $304.4 million(1)

• Sustaining expenditures of $129.1 million and non-sustaining expenditures of $404.1 million

• Cash and cash equivalents (unrestricted) of $192.0 million at December 31, 2023

• Net debt(1) of $733.0 million at December 31, 2023

Corporate

• Strengthened balance sheet

- Issued $172.5 million of unsecured senior convertible senior notes with a conversion price of $6.30 (the "2023 Convertible Notes") and used the net proceeds to repay $166.0 million of the revolving credit facility (the "Revolving Facility")

- Completed $225.0 million in gold prepay and gold purchase and sale arrangements

- Sold a portion of the Company's shares in i-80 Gold Corp. (TSX: IAU) for initial proceeds of C$32.0 million

- Issued 9.3 million common shares under the ATM Program at an average share price of $4.48 per common share for total gross proceeds of $41.8 million

• Gold collar contracts in place at December 31, 2023 had a weighted average put strike price of $1,954 per ounce and an average call strike price of $2,166 per ounce, for delivery of an average of 18,687 ounces per month from January to June 2024, representing approximately 30% of estimated production during that time period

Construction, Development and Exploration

• Advanced Greenstone on schedule with installation activities effectively completed at December 31, 2023 and commissioning underway to pour first gold in H1 2024

• Advanced permitting and front-end engineering for the Castle Mountain Phase 2 expansion

• Advanced technical studies for the Aurizona underground expansion and received a permit to commence underground portal development in the Piaba deposit. Received a permit to develop the Tatajuba open pit deposit

• Successfully replaced reserves through 57,969 metres of reserve replacement drilling and strategic mine planning updates

• Completed 44,260 metres of step-out drilling across the portfolio with a focus on mine life extension, and completed 16,321 metres of regional drilling to delineate new deposits

Responsible Mining

• Achieved a SEIFR(1) of 0.29, a 54% improvement compared to 2022

• Published the Company's annual ESG (Environment, Social and Governance) Report, updated the Tailings Management Report, and submitted greenhouse gas (GHG) emissions data to CDP (formerly the Carbon Disclosure Project)

• Published the Company's first Water Stewardship Report and its first Climate Action Report, outlining a strategy to achieve a 25% reduction in GHG emissions by 2030 compared to "business as usual" emissions

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022(3)
Gold produced	oz	154,960	149,089	150,439	564,458	532,319
Gold sold	oz	149,861	148,231	149,386	559,481	532,137
Average realized gold price	$/oz	1,983	1,917	1,733	1,941	1,784
Cash costs per oz sold(1)(2)	$/oz	1,330	1,363	1,206	1,350	1,315
AISC per oz sold(1)(2)(3)	$/oz	1,657	1,630	1,523	1,612	1,622

Financial data
Revenue	M$	297.8	284.7	259.3	1,088.2	952.2
Income from mine operations	M$	38.6	25.2	32.0	109.0	85.0
Net income (loss)	M$	3.9	2.2	22.6	28.9	(106.0)
Earnings (loss) per share (basic)	$/share	0.01	0.01	0.07	0.09	(0.35)
Adjusted EBITDA(1)	M$	95.3	81.2	74.3	304.4	168.0
Adjusted net income (loss)(1)	M$	2.4	28.7	7.0	21.7	(91.5)
Adjusted EPS(1)	$/share	0.01	0.09	0.02	0.07	(0.30)

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	192.0	356.7	200.8	192.0	200.8
Net debt(1)	M$	733.0	729.5	627.3	733.0	627.3
Operating cash flow before changes in non-cash working capital(5)	M$	168.2	82.6	80.0	527.5	144.3

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

(3) Operational and financial results of Mercedes are included for the period through to April 21, 2022, when Mercedes was sold.

(4) Consolidated AISC per oz sold excludes corporate general and administration expenses.

(5) Includes proceeds from gold prepay arrangements of $75.6 million and $225.0 million for the three months and year ended December 31, 2023, respectively.

(6) Numbers in tables throughout this news release may not sum due to rounding.

Gold ounces sold in Q4 2023 were marginally higher compared to Q4 2022 primarily due to higher production at RDM, offset partially by lower production at Fazenda and Santa Luz. At RDM, the higher production was primarily due to higher grades from the mining of in-situ ore, and reduced reliance on rehandling low-grade ore stockpiles. At Fazenda, the lower production was primarily due to lower ore tonnes and grades from open pit mining due to mine sequencing. At Santa Luz, the lower production was primarily due to challenges with the elution and electrowinning circuits.

For the year ended December 31, 2023, the Company sold 5% more gold ounces compared to 2022.The increase in gold sales for the year was primarily due to higher production at Los Filos, RDM, Santa Luz and Aurizona, offset partially by lower production at Mesquite and not having production from Mercedes after it was sold in April 2022. The higher gold production at Los Filos was driven by increased ore mining and stacking activity in 2023 compared to 2022. The higher gold production for the year at RDM was for the reasons mentioned above. In addition, RDM had a temporary suspension of operations in 2022 that affected gold production for that year. The higher production at Santa Luz was due to a full year of commercial operations in 2023. Santa Luz achieved commercial production at the beginning of Q4 2022. The higher production at Aurizona was due to better access to higher-grade ore benches of the main pit and increased ore processed. The lower production at Mesquite was primarily due to a smaller pit approach to reduce waste stripping and a longer leach cycle for some of the ore being placed.

Revenue was higher in Q4 2023 compared to Q4 2022 primarily due to higher gold prices. The Company realized $1,983 per ounce sold in Q4 2023 generating $297.8 million in revenue, compared to $1,733 per ounce sold in Q4 2022 generating $259.3 million in revenue.

Cash cost per oz sold and AISC per oz sold were 10% and 9% higher in Q4 2023 compared to Q4 2022, respectively, primarily driven by higher cash costs at Los Filos and Fazenda. Cash cost per oz sold and AISC per oz sold for 2023 were in line with 2022 results. While input costs were generally lower in 2023, the strengthening of the Mexican Peso ("MXN") and Brazilian Réal ("BRL") compared to the USD more than offset these lower costs in Mexico and Brazil.

In Q4 2023, income from mine operations was $38.6 million (Q4 2022 - $32.0 million) and for the year ended December 31, 2023 was $109.0 million (year ended December 31, 2022 - $85.0 million). The higher income from mine operations in Q4 2023 compared to Q4 2022 was mainly the result of higher income from operations at RDM, Los Filos and Mesquite, driven by higher average realized gold price per ounce sold at each site, as well as higher production at RDM, and lower operating costs at Mesquite, offset partially by lower income from mine operations at Santa Luz, which was primarily due to lower production.

The higher income from mine operations for the year ended December 31, 2023 compared to the same period in 2022 was mainly the result of higher production at Los Filos, Aurizona and RDM, and higher average realized gold price per ounce sold, offset partially by lower income from mine operations at Mesquite and Santa Luz, which was primarily due to lower production. Income from mine operations for the year ended December 31, 2023 was also impacted by the sale of Mercedes in April 2022.

Net income for Q4 2023 was $3.9 million (Q4 2022 - net income of $22.6 million) and net income for the year ended December 31, 2023 was $28.9 million (year ended December 31, 2022 - net loss of $106.0 million). The lower net income in Q4 2023 compared to Q4 2022 was mainly due to a lower tax recovery and higher finance expense, offset partially by higher income from mine operations.

The higher net income for the year ended December 31, 2023 compared to the same period in 2022 was mainly due to higher income from mine operations, in addition to a tax recovery of $14.1 million (year ended December 31, 2022 - tax expense of $7.6 million) and other income of $31.1 million (year ended December 31, 2022 - other expense of $67.9 million). Other income for the year ended December 31, 2023 includes a $46.2 million gain on change in fair value of foreign exchange contracts and a $34.5 million gain on sale of the Company's partial interest and reclassification of investment in i-80 Gold, offset partially by $13.8 million in expected credit losses and write-offs. Other expense for the year ended December 31, 2022 includes a $69.9 million loss on change in fair value of share purchase warrants.

In Q4 2023, adjusted EBITDA was $95.3 million (Q4 2022 - $74.3 million) and for the year ended December 31, 2023 was $304.4 million (year ended December 31, 2022 - $168.0 million). In Q4 2023, adjusted net income was $2.4 million (Q4 2022 - $7.0 million) and for the year ended December 31, 2023 was $21.7 million (year ended December 31, 2022 - adjusted net loss of $91.5 million). The increase in adjusted EBITDA and adjusted net income in Q4 2023 was primarily due to higher income from mine operations, in addition to a $6.9 million realized gain on foreign exchange contracts in Q4 2023 (Q4 2022 - realized gain of $1.2 million). The increase in adjusted EBITDA and adjusted net income for the year ended December 31, 2023 was primarily due to higher income from mine operations, in addition to a $32.8 million realized gain on foreign exchange contracts (year ended December 31, 2022 - realized gain of $1.2 million) and a $0.8 million realized gain on gold contracts (year ended December 31, 2022 - realized loss of $33.0 million).

2024 GUIDANCE AND OUTLOOK

For 2024, the Company expects to produce 660,000 to 750,000 ounces of gold. The midpoint of 2024 guidance of 705,000 ounces represents an increase of more than 140,000 ounces compared to 2023 gold production. Cash costs for 2024 are estimated at $1,340 to $1,445 per oz, with AISC of $1,630 to $1,740 per oz.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(3)	Non-sustaining expenditures (M$)(4)
Canada
Greenstone(5)	105,000 - 125,000	$690 - $790	$840 - $940	$25	$95
USA
Mesquite	75,000 - 85,000	$1,345 - $1,445	$1,410 - $1,510	$5	$82
Castle Mountain	30,000 - 35,000	$2,045 - $2,145	$2,125 - $2,200	$3	$4
Mexico
Los Filos	155,000 - 175,000	$1,785 - $1,885	$2,090 - $2,190	$50	$-
Brazil
Aurizona	110,000 - 120,000	$1,070 - $1,170	$1,575 - $1,675	$58	$11
Fazenda	65,000 - 70,000	$1,195 - $1,295	$1,560 - $1,660	$25	$3
Santa Luz	70,000 - 80,000	$1,495 - $1,595	$1,720 - $1,820	$17	$4
RDM	50,000 - 60,000	$1,260 - $1,360	$1,800 - $1,900	$29	$14
Total(6)	660,000 - 750,000	$1,340 - $1,445	$1,630 - $1,740	$212	$213

(1) Cash costs per oz sold and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Exchange rates used to forecast 2024 cash cost and AISC per oz include a rate of BRL 5:00 to USD 1 and MXN 17.50 to USD 1.

(3) Sustaining expenditures include asset retirement obligation accretion and amortization, exploration expense and capital expenditures. Of the $212 million sustaining expenditures, $196 million will be capital expenditures. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.

(4) Non-sustaining expenditures include exploration expense and capital expenditures. Of the $213 million non-sustaining expenditures, $205 million will be capital expenditures.

(5) 2024 Guidance at Greenstone reflects the Company's 60% ownership of the project. Greenstone gold production guidance for 2024 includes all ounces expected to be produced during the pre-commercial production and commercial production periods. 2024 cash cost per ounce and AISC per ounce guidance figures are the expected costs of gold production after commercial production is achieved.

(6) Total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.

The Company may revise guidance during the year to reflect changes to expected results.

Cash costs for 2024 reflect the life cycle stages of the assets in the Company's portfolio and also that, while consumables inflation has abated, labour and equipment costs are expected to face continued upward pressure throughout 2024. In addition, compared to many other countries the BRL and MXN were top performing currencies compared to the USD in 2022 and 2023 and management expects relative stability in the BRL and MXN compared to the USD throughout 2024.

Sustaining expenditures in 2024 of $212 million includes investing: (i) $60 million in capitalized stripping programs, with the largest investments at Aurizona and Los Filos, (ii) $58 million in equipment costs, of which $17 million relates to the Los Filos open pit and underground fleets and processing equipment and $22 million relates to the RDM mobile fleet costs, and (iii) $40 million for tailings storage facility ("TSF") lifts and maintenance at all four Brazilian operations and Greenstone.

Sustaining expenditures for 2024 include $13 million for exploration with a focus on reserve replacement across the portfolio. Non-sustaining expenditures include $13 million for step-out and regional exploration, primarily at Aurizona and in the Bahia district.

Production and cash flow are expected to grow each quarter through 2024 due to normal seasonality and Greenstone ramp up throughout the year.

The Company's primary development focus for 2024 continues to be advancing Greenstone to commercial production, with Equinox Gold's 60% share of capital in 2024 forecast to be $95 million. In addition, the Company is advancing engineering and permitting for the Castle Mountain Phase 2 expansion, expects to start underground portal development for the Aurizona underground expansion in the second half of the year and is advancing dialogue with local communities at Los Filos to agree on a long-term development plan for the mine.

Cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners and collective agreements with unions. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd carbon-in-leach ("CIL") processing plant to increase recoveries from higher-grade ore. If the Company is unable to satisfactorily complete these agreements, the Company will re-evaluate the current operation and may elect to suspend operations indefinitely or until such time as new agreements are in place. Accordingly, Los Filos production and cost guidance for 2024 is subject to change.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2023 AND 2022

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenue	$297.8	$259.3	$1,088.2	$952.2
Cost of sales
Operating expense	(198.2)	(168.2)	(764.2)	(680.1)
Depreciation and depletion	(61.0)	(59.0)	(215.0)	(187.2)
Income from mine operations	38.6	32.0	109.0	85.0
Care and maintenance expense	-	(1.4)	(1.4)	(9.5)
Exploration and evaluation expense	(3.3)	(4.5)	(11.7)	(18.4)
General and administration expense	(10.0)	(12.8)	(46.2)	(46.7)
Income (loss) from operations	25.3	13.3	49.6	10.4
Finance expense	(17.9)	(12.4)	(60.2)	(40.4)
Finance income	2.4	2.6	11.7	5.6
Share of net income (loss) in associate	(0.4)	(3.6)	(17.5)	(6.2)
Other income (expense)	(1.0)	(4.9)	31.1	(67.9)
Net income (loss) before taxes	8.3	(5.0)	14.8	(98.4)
Income tax recovery (expense)	(4.5)	27.6	14.1	(7.6)
Net income (loss)	$3.9	$22.6	$28.9	$(106.0)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.01	$0.07	$0.09	$(0.35)
Diluted	$0.01	$0.07	$0.09	$(0.35)

Additional information regarding the Company's financial results and the Company's business strategy are available in the Company's 2023 audited consolidated Financial Statements and accompanying news release for the three months and year ended December 31, 2023, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Thursday, February 22, 2024 commencing at 7:30 am Vancouver time to discuss the Company's fourth quarter results and activities underway at the Company. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until August 22, 2024.

Conference call

Toll-free in U.S. and Canada: 1-800-319-4610

International callers: +1 604-638-5340

Webcast

www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, commissioning underway at a new project, and a clear plan to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

CAUTIONARY NOTES

Non-IFRS Measures

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.

This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Prior to Q2 2023, the Company's calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company's financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended			Year ended
$'s in millions, except ounce and per oz figures	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Operating expenses	198.2	201.1	168.2	764.2	680.1
Silver revenue	(0.6)	(0.6)	(0.2)	(2.1)	(3.0)
Fair value adjustment on acquired inventories	1.6	1.6	12.2	(6.9)	21.9
Santa Luz operating expense(1)	-	-	-	-	(29.3)
Total cash costs	$199.3	$202.1	$180.2	$755.2	$669.7
Sustaining capital	42.7	32.0	43.1	119.9	139.2
Sustaining lease payments	4.6	4.7	2.5	17.6	6.8
Reclamation expense	1.7	2.9	1.8	9.1	9.2
Sustaining exploration expense	-	-	-	-	1.1
Santa Luz reclamation expense(1)	-	-	-	-	(0.2)
Total AISC	$248.3	$241.7	$227.6	$901.9	$825.7
Gold oz sold	149,861	148,231	149,386	559,481	532,137
Santa Luz gold ounces sold(1)	-	-	-	-	(22,945)
Adjusted gold oz sold	149,861	148,231	149,386	559,481	509,192
Cash costs per gold oz sold	1,330	$1,363	$1,206	1,350	$1,315
AISC per oz sold	$1,657	$1,630	$1,523	$1,612	$1,622

(1) Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Sustaining Capital Expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations:

	Three months ended			Year ended
$'s in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Capital additions to mineral properties, plant and equipment(1)	$157.0	$153.5	$163.2	$596.4	$642.2
Less: Non-sustaining capital at operating sites	(8.1)	(8.4)	(10.8)	(25.3)	(81.2)
Less: Non-sustaining capital at development projects	(94.6)	(101.4)	(103.4)	(390.4)	(389.4)
Less: Capital expenditures - corporate	0.1	(0.2)	-	(0.3)	(10.2)
Less: Other non-cash additions(2)	(11.7)	(11.5)	(5.9)	(60.4)	(22.2)
Sustaining capital expenditures	$42.7	$32.0	$43.1	$119.9	$139.2

(1) Per note 9 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total Mine-site Free Cash Flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.

In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$'s in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Operating cash flow before non-cash changes in working capital	$168.2	$82.6	$80.0	$527.5	$144.3
Less: Fair value adjustments on acquired inventories	(1.6)	(1.6)	(12.2)	6.9	(16.1)
Less: Operating cash flow (generated) used by non-mine site activity(1)	(71.1)	(5.2)	7.1	(223.2)	97.2
Cash flow from operating mine sites	$95.6	$75.9	$74.9	$311.2	$225.4

Mineral property, plant and equipment additions	$157.0	153.5	163.2	$596.4	642.2
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(106.2)	(113.1)	(109.3)	(451.2)	(421.8)
Capital expenditure from operating mine sites	50.8	40.4	53.9	145.2	220.4
Lease payments related to non-sustaining capital items	7.0	4.4	3.9	20.5	16.8
Non-sustaining exploration expense	3.1	2.6	5.4	11.5	17.8
Total mine-site free cash flow before changes in non-cash working capital	$34.7	$28.4	$11.8	$134.0	$(29.6)
(Increase) decrease in non-cash working capital	$(42.3)	$(13.4)	$(34.4)	$(169.0)	$(87.8)
Total mine site free cash flow after changes in non-cash working capital	$(7.6)	$15.1	$(22.6)	$(35.0)	$(117.4)

(1) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Year ended
$'s in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenue	$297.8	$284.7	$259.3	$1,088.2	$952.2
Less: silver revenue	(0.6)	(0.6)	(0.2)	(2.1)	(3.0)
Less: AISC	(248.3)	(241.7)	(227.6)	(901.9)	(825.7)
Less: Santa Luz revenue(1)	$-	$-	$-	$-	$(40.0)
AISC contribution margin	$48.9	$42.5	$31.5	$184.2	$83.5
Gold ounces sold	149,861	148,231	149,386	559,481	532,137
Less: Santa Luz gold ounces sold(1)	-	-	-	-	(22,945)
Adjusted gold ounces sold	149,861	148,231	149,386	559,481	509,192
AISC contribution margin per oz sold	$326	$286	$211	$329	$164

(1) AISC contribution margin for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$'s in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss)	$3.9	2.2	22.6	$28.9	(106.0)
Income tax (recovery) expense	4.5	(8.1)	(27.6)	(14.1)	7.6
Depreciation and depletion	61.3	58.9	59.8	216.1	188.8
Finance expense	17.9	15.3	12.4	60.2	40.4
Finance income	(2.4)	(3.0)	(2.6)	(11.7)	(5.6)
EBITDA	$85.2	$65.2	$64.6	$279.4	$125.2
Non-cash share-based compensation expense	2.6	2.5	1.1	8.5	3.7
Unrealized (gain) loss on warrants	-	(1.6)	(2.9)	1.8	69.9
Unrealized (gain) loss on gold contracts	12.7	(6.2)	-	4.0	-
Gain on gold contracts acquired in a business combination	-	-	-	-	(33.3)
Unrealized (gain) loss on foreign exchange contracts	(4.3)	17.8	(7.7)	(13.4)	(16.8)
Unrealized (gain) loss on power purchase agreement	(3.3)	0.6	-	4.4	-
Unrealized foreign exchange (gain) loss	1.5	(2.2)	3.1	5.3	4.7
Share of net (income) loss of investment in associate	0.4	-	3.6	17.5	6.2
Other (income) expense	0.5	5.1	12.5	(3.1)	8.4
Adjusted EBITDA	$95.3	$81.2	$74.3	$304.4	$168.0

Adjusted Net Income and Adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$'s and shares in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) attributable to Equinox Gold shareholders	$3.9	$2.2	$22.6	$28.9	$(106.0)
Add (deduct):
Non-cash share-based compensation expense	2.6	2.5	1.1	8.5	3.7
Unrealized (gain) loss on warrants	-	(1.6)	(2.9)	1.8	69.9
Unrealized (gain) loss on gold contracts	12.7	(6.2)	-	4.0	-
Gain on gold contracts acquired in a business combination	-	-	-	-	(33.3)
Unrealized (gain) loss on foreign exchange contracts	(4.3)	17.8	(7.7)	(13.4)	(16.8)
Unrealized (gain) loss on power purchase agreement	(3.3)	0.6	-	4.4	-
Unrealized foreign exchange (gain) loss	1.5	(2.2)	3.1	5.3	4.7
Share of net (income) loss of investment in associate	0.4	-	3.6	17.5	6.2
Other (income) expense	0.5	5.1	12.5	(3.1)	8.4
Income tax impact related to above adjustments	0.6	(0.3)	(3.0)	(0.8)	(2.5)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(12.2)	10.7	(22.2)	(31.3)	(25.8)
Adjusted net income (loss)	$2.4	$28.7	$7.0	$21.7	$(91.5)

Basic weighted average shares outstanding	313.7	313.0	305.2	312.8	304.0
Diluted weighted average shares outstanding	317.3	316.5	351.4	316.3	304.0
Adjusted income (loss) per share - basic ($/share)	$0.01	$0.09	$0.02	$0.07	$(0.30)
Adjusted income (loss) per share - diluted ($/share)	$0.01	$0.09	$0.02	$0.07	$(0.30)

Net Debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	December 31, 2023	September 30, 2023	December 31, 2022
Current portion of loans and borrowings	$138.6	$137.7	$-
Non-current portion of loans and borrowings	786.4	948.5	828.0
Total debt	925.0	1,086.2	828.0
Less: Cash and cash equivalents (unrestricted)	(192.0)	(356.7)	(200.8)
Net debt	$733.0	$729.5	$627.2

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any future-oriented financial information or financial outlook information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance, including investment returns; the Company's production and cost guidance; the timing for and Company's ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Castle Mountain, Los Filos and Aurizona; the Company's ability to successfully renegotiate existing land access agreements at Los Filos and the anticipated impact on Los Filos if those negotiations are unsuccessful, the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the aggregate value of common shares which may be issued pursuant to the at-the-market equity offering program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement on Form F-10 and any Prospectus Supplement; the potential future proceeds to the Company from the exercise of the Company's grant of i-80 warrants; the Company's expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target and implementing its water stewardship strategy; the expectations for the Company's investments in Sandbox, i-80 Gold, and Bear Creek; and conversion of Mineral Resources to Mineral Reserves.

Forward-looking statements or information generally identified by the use of the words "believe", "will", "advance", "achieve", "strategy", "increase", "plan", "vision", "improve", "maintain", "potential", "intend", "anticipate", "expect", "estimate", "on track", "target", "objective", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company's operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; holders of i-80 warrants having sufficient funds to exercise warrants; construction of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section "Risks and Uncertainties" in this news release and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Technical Information

Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.